December 21, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Cecilia Blye, Esq.

     Re:  AngioDynamics, Inc.
             Form 10-K for the Fiscal Year Ended June 2, 2007
             Filed August 14, 2007
             File No.0-50761

Ladies and Gentlemen:

Set forth below are responses to the comments provided in your letter to the Chairman of the Board of AngioDynamics, Inc. (“AngioDynamics” or the "Company") dated December 11, 2007 (the "Letter") from Cecilia Blye, Chief Office of Global Security Risk.  The responses set forth are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

General

1.	Comment

Enforcement Information for November 2, 2007, available on the website of the Treasury Department's Office of Foreign Assets Control (OFAC) indicates that your subsidiary, RITA Medical Systems, LLC, has settled, by a civil penalty, allegations that its predecessor, RITA Medical Systems, Inc. ("RITA"), violated the Iranian Transactions Regulations between October 2002 and January 2003. Your Form 10-K does not include any information related to business contacts with Iran.

Please describe for us the nature and extent of any past, current or anticipated contacts with Iran, a country designated by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Describe both direct contacts and contacts through subsidiaries or through other indirect arrangements. Your response should include reasonably detailed information regarding any products, technologies, and services sold or otherwise provided into Iran, and any contacts, including any agreements and commercial arrangements, with the Iranian government or entities affiliated with that government.

Company Response

AngioDynamics acquired RITA Medical Systems, Inc. (RITA) on January 29, 2007, which was more than four years after the transaction in question.   RITA develops, manufactures and markets products for patients with solid cancerous or benign tumors.  These products employ radiofrequency energy to heat tissue to the point of cell death; the tumorous tissue is said to be “ablated”.  For this purpose, RITA has received regulatory approval in many major markets worldwide, including approval from the United States Food and Drug Administration for use of its products in the treatment of unresectable liver lesions and for the palliation of pain associated with metastatic tumors involving bone.  The details of the Iran transaction are as follows:

During 2002, RITA sales personnel had communications regarding a potential business relationship with an Iranian distributor, Eshtoodkar Co.  At that time, RITA personnel were unaware of restrictions on trade with Iran, per regulations of the Department of Treasury.  On December 31, 2002, prior to the shipment of product, Mrs. Yeganeh Nodiradeh of Eshtoodkar deposited $16,920 into RITA’s account at Greater Bay Bancorp.  RITA noted this deposit on January 2, 2003 as part of its normal bank account reconciliation process and, upon determining that the funds related to prospective business in Iran, RITA immediately asked that the funds be returned.  RITA later learned that Greater Bay’s security department had impounded the funds.  To the best of our knowledge, no shipment of RITA products to Iran took place.  On January 13, 2003, RITA notified Eshtoodkar that it would be unable to do business unless and until RITA acquired approval to export products to Iran from the Department of Treasury.  RITA was not able to obtain the appropriate approval and accordingly, did not ship product to Iran.

To the best of our knowledge:

•	RITA has never shipped product to any person and/or entity in Iran;
•	we are unaware of any current direct or indirect contacts by RITA within Iran; and
•	RITA has no direct or indirect agreements and/or commercial arrangements with any person and/or entity in Iran.

2.	Comment

Please discuss the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Iran, or persons or entities controlled by that government, have received cash or act as intermediaries in connection with any contacts.

Company Response

As discussed in the Company’s response to Comment 1 above, the only contact between RITA and contacts in Iran was for an aggregate of $16,920 in 2002.  RITA did not ship any product nor recognize any revenue associated with this particular transaction.  RITA turned the advance payment received from Iran over to the bank upon learning of its receipt.  Accordingly, the contact had no financial implications to RITA and given the nature of the Company's settlement with the Department of the Treasury and the fact that this was an isolated incident, we do not believe that a reasonable investor would deem the aforementioned activity in Iran as quantitatively or qualitatively material to its investment in the Company.

3.	Comment

Please describe for us any regulatory compliance programs you have in place that relate to contacts with countries identified as state sponsors of terrorism.

Company Response

Currently, the Company has in place a program to ensure that it does not inadvertently engage in business with contacts in countries identified as state sponsors of terrorism.  In this regard, the Company maintains a formal listing of international countries in which it can do business.  None of the countries on the list has been identified as state sponsors of terrorism.  When a purchase order is received by AngioDynamics from a potential international customer, our customer service department can only enter an order if the country is listed within our control document.  If the country is not on the acceptable list, our internal procedure requires customer service to verify that the country is not on the Office of Foreign Assets Control Country Sanctions list before proceeding with the order.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 518-798-1215 if you would like to discuss any of these issues.

Sincerely,

/s/ D. Joseph Gersuk

D. Joseph Gersuk
Executive Vice President and Chief Financial Officer